Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock summarizes the material terms and provisions of our common stock. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Third Restated Certificate of Incorporation, as amended, (the “Certificate of Incorporation”) and our Amended and Restated By-Laws (the “Bylaws”) which are exhibits to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.3 forms a part. The terms of our common stock may also be affected by Delaware law.

General

We are authorized to issue up to 297,000,000 shares of common stock, $0.001 par value per share. We are also authorized to issue up to 3,000,000 shares of preferred stock, all of which have been designated as Class C Preferred Stock, including 350,000 shares which have been designated as Series C-1 Junior Participating Cumulative Preferred Stock, the terms of which are to be determined by our Board of Directors.

Our common stock is listed on the Nasdaq Capital Market under the symbol “CLDX”.

Description of Common Stock

Dividends

The Board of Directors may, out of funds legally available, at any regular or special meeting, declare dividends to the holders of shares of our common stock as and when they deem expedient, subject to the rights of holders of the preferred stock, if any.

Voting

Each share of common stock entitles the holders to one vote per share on all matters requiring a vote of the stockholders, including the election of directors. No holders of shares of common stock shall have the right to vote such shares cumulatively in any election for the Board of Directors.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock, if any, have received their liquidation preferences in full.

Miscellaneous

No holders of shares of our common stock shall have any preemptive rights to subscribe for, purchase or receive any shares of any class, whether now or hereafter authorized, or any options or warrants to purchase any such shares, or any securities convertible into or exchanged for any such shares, which may at any time be issued, sold or offered for sale by Celldex.

Anti-Takeover Provisions

Certain provisions in our third restated certificate of incorporation, as amended, and applicable Delaware corporate law, may have the effect of discouraging a change of control of Celldex, even if such a transaction is favored by some of our stockholders and could result in stockholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our corporation. These provisions may also tend to perpetuate present management and make it difficult for stockholders owning less than a majority of the shares to be able to elect even a single director.

Computershare Trust Company, N.A. is presently the transfer agent and registrar for our common stock.